UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2012

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION China Networks International Holdings, Ltd.
Full Name of Registrant
Former Name if Applicable 801,29F Block C, Central International Trade Center, 6A Jian Guo Men Wai Avenue
Address of Principal Executive Office (Street and Number) Chaoyang District, Beijing, 100020, People’s Republic of China
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense due to the fact that the audit of the Registrant’s financial statements for the year ended December 31, 2012 has not been completed.  The Registrant anticipates that it will file its Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Li Shuangqing (Chief Executive Officer)	(86)	108591-1829
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☒Yes        ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐Yes        ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2013	By:	/s/ Li Shuangqing
Li Shuangqing
Chief Executive Officer